

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2015

Via E-mail
Michael P. Huseby
Chief Executive Officer
Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10001

> **Re:**   **Barnes & Noble, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 23, 2014**
> **File No. 333-201222**
> **Form 10-K for the Fiscal Year Ended May 3, 2014**
> **Filed June 27, 2014**
> **Form 10-Q for the Quarterly Period Ended November 1, 2014**
> **Filed December 9, 2014**
> **File No. 001-12302**

Dear Mr. Huseby:

We have reviewed your registration statement and your filing on Form 10-K for the fiscal year ended May 3, 2014, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed on December 23, 2014

General

1. At this time, a review is open for your Annual Report on Form 10-K for the fiscal year ended May 3, 2014. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Form 10-K for the Fiscal Year Ended May 3, 2014

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page F-3

53 Weeks Ended May 3, 2014 Compared with 52 Weeks Ended April 27, 2013, page F-12

Sales, page F-12

2. Within your discussion of changes in sales for the 53 weeks ended May 3, 2014 as compared to the 52 weeks ended April 27, 2013, you primarily include qualitative discussion of factors that impacted a disclosed comparable store sales percentage. In your response, please provide us with a revised discussion of your comparison of sales and cost of sales for the aforementioned periods for all reportable segments, including quantification of the impact on sales, if material, of each of the qualitative factors you identified therein. For example, if material, please tell us the impact of each of the lower physical book sales and the offsetting stronger sales in the Toys & Games and Gift categories factors you make reference to in explaining the change in sales for your B&N Retail segment, and the lower textbook sales and higher mix of lower priced used textbook rentals, partially offset by higher general merchandise sales you make reference to in explaining the change in sales for your B&N College segment. Additionally, please tell us the underlying reasons you believe caused each of the identified items to change during the periods presented. Refer to Item 303(A)(3)(i) of Regulation S-K.

Cost of Sales and Occupancy, page F-13

3. As was requested in comment 1 for sales, in your response, please provide us with a revised discussion of cost of sales and occupancy quantifying the qualitative variables identified by you, if material, on pages F-13 and F-14 for the 53 weeks ended May 3, 2014 as compared to the 52 weeks ended April 27, 2013. Additionally, please tell us the underlying reasons you believe caused each of the identified items to change during the periods presented. Refer to Item 303(A)(3)(i) of Regulation S-K.

Selling and Administrative Expenses, page F-15

4. You disclose on page F-48 that advertising costs charged to selling and administrative expenses, in thousands, were $61,527, $110,878 and $116,388 during fiscal 2014, 2013 and 2012, respectively. Outside of a qualitative reference to lower advertising expenses in your NOOK segment on page F-15, no discussion of advertising costs is included for the other reportable segments in MD&A. Please tell us why advertising costs decreased by $49.4M, and which of your reportable segments the decrease is attributable to.

5. You state on page F-15 that selling and administrative expenses decreased primarily due to deleveraging against the sales decline. In your response, please provide us with a revised discussion of changes in selling and administrative expenses, highlighting the decreases and any offsetting increases in expense dollars for each of your reportable segments, similar to your qualitative disclosure for the NOOK segment but quantifying the material reasons for changes. Additionally, please tell us the underlying reasons you believe caused each of the identified items to change during the periods presented. Refer to Item 303(A)(3)(i) of Regulation S-K. Alternatively, please explain in great detail why, in management's judgment, a transparent discussion of the expense dollars would not be helpful in order to understand your results of operations.

Income Taxes, page F-16

6. We note your disclosure on page F-17 that the higher effective tax rate in fiscal 2014 was due primarily to loss allocations within your NOOK Media joint venture as well as other items, as well as your inclusion of the percentage impact of the loss allocations on page F-57. Please tell more about this item, including why it was recorded for the first time in fiscal 2014. Additionally, while you have included a line item in your reconciliation between the effective income tax rate and the federal statutory rate for this item on page F-57, please tell us how you have disclosed the nature of the item in sufficient detail as required by ASC 740-10-50-12 and -14.

Consolidated Statements of Cash Flows, page F-41

7. Please tell us the amount and nature of items netted within the "Net (increase) decrease in other noncurrent assets," and why it qualifies for presentation within the investing activities section of your statements of cash flows and on a net basis. Refer to ASC 230-10-45-7 through -9, and -11 through -13.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies, page F-43

Revenue Recognition, page F-46

8. You disclose on page 19 of your Form 10-K that in 2014 you began offering a convenient buyout option to allow the purchase of a rented book at the end of the semester. Please tell us more about this buyout option and whether the amount of associated revenue is material. If material, please tell us whether and how this impacted how you recognize revenue related to the rental and potential buyout of textbooks, and if your related revenue recognition policy on page F-47 is reflective of this change.

17. Segment Reporting, page F-67

Sales by Product Line, page F-68

9. We note your disclosure by product line on page F-68, and that you include rentals within the media product line. Please quantify for us the amount of rentals for each period presented, and whether you consider rentals to be a product or service. Refer to ASC 280-10-50-40 and Rule 5-03(1) of Regulation S-X.

21. Subsequent Events (unaudited), page F-79

Palo Alto Lease Agreement, page F-80

10. You disclose on page F-80 that you recorded a $28,400 thousand asset impairment charge during the fourth quarter of fiscal 2014 related to the assignment of your Palo Alto Lease Agreement and related relocation of certain of your employees. Please tell us more about the assets that were impaired, the segment or segments they relate to, and describe to us the facts and circumstances leading to impairment, including how you determined the impairment should have been recorded in the fourth quarter of fiscal 2014. Please also note that you appear to have included some of the disclosures required by ASC 360-10-50-2 and ASC 820-10-50 in a footnote that you have indicated on page F-79 as unaudited. As such, please tell us which information has been audited and how you have complied with the aforementioned disclosure requirements related to this impairment and non-recurring fair value measurement.

Report of Independent Registered Public Accounting Firm, page F-83

11. Your auditor makes reference to having audited your consolidated statement of operations as of April 28, 2012 and also makes reference to the results of your operations as of April 28, 2012 in the first, and the third paragraphs, respectively of its audit report. Please inquire of your predecessor auditor and tell us the periods and financial statements that were audited.

Form 10-Q for the Quarterly Period Ended November 1, 2014

Item 1. Financial Statements (Unaudited)

Notes to Consolidated Financial Statements, page 8

(2) Revenue Recognition, page 8

12. You disclose on page 9 that "[r]evenue for the rental of digital textbooks is recognized when the textbook had been downloaded." This appears to be a change from your revenue recognition policy related to digital textbook rentals on page F-47 of your fiscal

2014 10-K, which states "[r]evenue for digital textbooks is deferred and recognized over the rental period commencing when the textbook has been downloaded." Please tell us whether you have changed how you account for digital textbook rental revenue, and if so, how you considered the requirements of ASC 250-10-45, ASC 250-10-50 and Item 601(B)(18) of Regulation S-K. Please also quantify for us the amount of digital textbook revenue recorded in fiscal 2012, 2013, and 2014, as well as the interim periods in the period ended November 1, 2014.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 37

13. We note you changed the way you calculated comparable store sales for the B&N College segment to include the actual revenue received from textbook rentals rather than adjusting it to reflect the equivalent textbook retail selling price. Please tell us what consideration you gave to disclosing the metric for comparable prior periods under the new methodology, as well as disclosing the metric under the existing methodology for comparative purposes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, the Securities Exchange Act of 1934, and all applicable Securities Act rules and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jarrett Torno, Staff Accountant, (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director